FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

July 26, 2004

Commission File Number [            ]

Telefónica Móviles, S.A

(Exact name of registrant as specified in its charter)

Telefónica Mobile, Inc

(Translation of registrant’s name into English)

Goya, 24

28001 Madrid, Spain 3491-423-4004

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F:  ☒        Form 40-F:  ❑

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes:  ❑        No:  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes:  ❑        No:  ☒

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes:  ❑        No:  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

Enclosures:	Telefónica Móviles acquires 100% of Telefónica Móvil Chile.

NOTIFICATION OF SIGNIFICANT EVENT

TELEFÓNICA MÓVILES, S.A.

Madrid, July 26, 2004

In compliance with article 82 of Spanish Securities Market Law 24/1988, and related provisions, and in order to make it public as the notification of a Significant Event, we hereby inform you that Telefónica Móviles (“TEM) has accepted the terms of the proposal of Telefónica CTC Chile (“CTC”) for the acquisition by TEM of 100% of the shares of Telefónica Móvil Chile, a subsidiary of CTC.

The price offered by TEM for the purchase of 100% of the shares of Telefónica Móvil Chile was US$ 1.007 billion. TEM assumes the debt of Telefónica Móvil Chile, which at 31 March 2004 stood at $US243 million.

CTC has notified Telefónica Móviles that on 15 July 2004, the extraordinary shareholders’ meeting of CTC accepted the purchase offer made by Telefónica Móviles, provided the price was increased by up to a maximum of $US 51 million, to compensate for the fiscal cost of the transaction to CTC. The remainder of the conditions proposed by Telefónica Móviles in its offer of 18 May 2004 have not been modified.

After the notification from CTC was analyzed by the Board of Directors of TEM, the purchase/sale contract was signed on July 23, by which TEM acquires 100% of the shares of Telefónica Móvil Chile. CTC is 43.6% owned by the Telefónica Group. TEM has been managing Telefónica Móvil Chile, S.A. since 2000.

And to serve as a record for the relevant purposes this notification has been issued at the place and date indicated above.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Telefónica Móviles, S.A

Date: July 26, 2004	By:	/s/ Antonio Hornedo Muguiro
	Name:	Antonio Hornedo Muguiro
	Title:	General Counsel